Exhibit (h)(88)

HIGHLAND ASSOCIATES, INC.
2545 Highland Avenue, South, Suite 200
Birmingham, AL  35205-2478

June 8, 2016

Mr. Edmund J. Burke
Chairman
Financial Investors Trust
1290 Broadway, Suite 1100
Denver, CO 80203

Re:	Redmont Resolute Fund II (“Fund II”), a Series of the Financial Investors Trust (the “Trust”)

Dear Mr. Burke:

This letter confirms the agreement of Highland Associates, Inc. (the “Adviser”) with the Trust to contractually waive a portion of the Management Fee (as defined in the Prospectus for Fund II) that it is entitled to receive from Fund II, all in accordance with the terms and conditions hereof.

With respect to Fund II’s Class I shares, the Adviser hereby agrees to contractually waive the portion of the 1.50% Management Fee (as defined in the Prospectus for Fund II) in excess of any Sub-Advisory Fees (as defined in the Prospectus for Fund II).

In addition, with respect to Fund II’s Class I shares, and with reference to that certain Investment Advisory Agreement (the “Subsidiary Agreement”) between the Adviser and Redmont Resolute, a Cayman Islands company (the “Subsidiary”), the Adviser hereby agrees to contractually waive a portion of its Management Fee (as defined in the Prospectus for Fund II) in an amount equal to the amount of management fees paid by the Subsidiary to the Adviser over a given period.

The Adviser further agrees that such fee waivers and reimbursements for Fund II are effective as of the date of this letter and shall continue at least through August 31, 2017.

HIGHLAND ASSOCIATES, INC.

By:	/s/ R. Scott Graham
Name: R. Scott Graham
Title: CIO and Managing Director

Acknowledge and accepted by:

FINANCIAL INVESTORS TRUST

By:	/s/ Edmund J. Burke
Name: Edmund J. Burke
Title: President